UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Talend S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

874224207

(CUSIP Number)

March 9, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874224207	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Sumeru Fund Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 874224207	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Technology Investors Sumeru Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 874224207	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Technology Associates Sumeru Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 874224207	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): SLTA Sumeru (GP) Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 874224207	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Sumeru (Offshore) AIV GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) CO

.

CUSIP No. 874224207	13G	Page 7 of 12 Pages

Explanatory Note:

The Statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 13, 2017 by the persons named therein, is hereby amended and restated by this Amendment No. 2.

Item 1(a)	Name of Issuer:

Talend S.A. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9, rue Pages, 92150 Suresnes, France

Item 2(a)	Name of Person Filing:

This Schedule 13G is filed jointly by (i) Silver Lake Sumeru Fund Cayman, L.P. (“SLSFC”), a Cayman Islands exempted limited partnership, (ii) Silver Lake Technology Investors Sumeru Cayman, L.P. (“SLTIS”), a Cayman Islands exempted limited partnership, (iii) Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru”), a Cayman Islands exempted limited partnership, (iv) SLTA Sumeru (GP) Cayman, L.P. (“SLTA Sumeru GP”), a Cayman Islands exempted limited partnership, and (v) Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SLS AIV”), a Cayman Islands exempted limited company (all of the foregoing, the “Reporting Persons”).

SLTA Sumeru is the sole general partner of SLSFC and SLTIS, SLTA Sumeru GP is the sole general partner of SLTA Sumeru, and SLS AIV is the sole general partner of SLTA Sumeru GP. The Reporting Persons no longer beneficially own any ordinary shares.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c)	Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d)	Title of Class of Securities:

Ordinary Shares, nominal value €0.08 per share (the “ordinary shares”)

CUSIP No. 874224207	13G	Page 8 of 12 Pages

Item 2(e)	CUSIP Number:

874224207

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

CUSIP No. 874224207	13G	Page 9 of 12 Pages

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

By virtue of a Shareholders Agreement among the Issuer, certain major shareholders thereof (collectively, the “Major Shareholders”) and an entity affiliated with the Reporting Persons, and the obligations and rights thereunder, the Reporting Persons, the Major Shareholders and/or certain of their affiliates may have been deemed to constitute a “group” for purposes of Section 13(d) of the Act. The Reporting Persons no longer hold any ordinary shares and no longer may be deemed a member of such a “group.” Certain of the Major Shareholders may continue to make separate Schedule 13G filings reporting their beneficial ownership of ordinary shares if necessary.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 874224207	13G	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: March 15, 2018

SILVER LAKE SUMERU FUND CAYMAN, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU
Cayman, L.P., its general partner

By:	SLTA SUMERU (GP) CAYMAN, L.P., its general partner

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD.,
its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

SILVER LAKE TECHNOLOGY INVESTORS SUMERU CAYMAN, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU
Cayman, L.P., its general partner

By:	SLTA SUMERU (GP) CAYMAN, L.P.,
its general partner

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD.,
its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU CAYMAN, L.P.

By:	SLTA SUMERU (GP) CAYMAN, L.P., its general partner

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD.,
its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

CUSIP No. 874224207	13G	Page 11 of 12 Pages

SLTA SUMERU (GP) CAYMAN, L.P.

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD.,
its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

CUSIP No. 874224207	13G	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of March 15, 2018, by and among each of the Reporting Persons